  Exhibit 99.1

NextSource Materials Completes Oversubscribed Non-Brokered Private Placement

TORONTO, Oct. 28, 2019 -- NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) announces it has completed a non-brokered private placement offering (the “Offering”) of 29,077,768 units (the “Units”) at a price of CAD$0.045 per Unit for gross proceeds of CAD$1,308,500.

The Offering was over-subscribed and received substantial support from existing shareholders of the Company and from management and directors.

Each Unit consists of one common share of the Company and one-half common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$0.09 per share for a period of 24 months. No finder fees or commissions were paid inn association with the Offering.

Use of Proceeds

The net proceeds of the Offering will enable the completion of graphite product testing, as requested by a major international automotive company that has recently initiated offtake discussions with the Company and will be used for general and administrative expenses.

The Company is also working to secure additional working capital and funding for the construction of the Molo Graphite Project.

All securities issued in connection with the Offering will be subject to a minimum four-month hold period as required by Canadian securities laws. The Company has obtained conditional approval from the Toronto Stock Exchange (the “TSX”) for the listing of all common shares issued pursuant to the Offering. The Offering is subject to receipt of final approval of the TSX.

About NextSource Materials Inc.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted, feasibility-stage project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and is the only project with SuperFlake® graphite.

For further information contact: +1.416.364.4911

Brent Nykoliation, Senior Vice President, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release relate to the results of the 2019 Feasibility Study, funding of the development of the Molo Project, implementation and commencement of the build-out of the Molo Project, commencement of production at the Molo Project, commencement of procurement for mine infrastructure, the procurement of equipment to construct a mine, value engineering, any and all product test results and product analysis, and the permit application. These are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.